Exhibit 99.1

HEBRON TECHNOLOGY CO., LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

	June 30,	December 31,
	2017	2016
ASSETS

CURRENT ASSETS:
Cash	$3,610,585	$11,875,893
Contracts receivable, net	13,293,350	12,928,033
Accounts receivable, net	265,002	187,852
Notes receivable	14,611	277,745
Retainage receivables, net	2,552,813	2,425,500
Inventories	3,775,477	2,249,623
Prepayments and advances to suppliers, net	9,024,485	4,537,823
Other receivables, net	618,977	96,602

TOTAL CURRENT ASSETS	33,155,300	34,579,071

Property and equipment at cost, net of accumulated depreciation	13,153,805	11,186,013
Land use right, net of accumulated amortization	1,070,006	1,071,310
Deferred tax assets	207,687	242,963

TOTAL ASSETS	$47,586,798	$47,079,357

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term loans	$250,760	$287,986
Accounts payable	1,221,616	1,185,215
Accrued expenses and other current liabilities	886,930	1,009,878
Advances from customers	2,997,590	3,060,962
Deferred revenue	877,095	1,042,511
Taxes payable	9,353,299	8,744,563
Due to related parties	-	68,397

TOTAL CURRENT LIABILITIES	15,587,290	15,399,512

Long-term loans	395,315	532,775

TOTAL LIABILITIES	15,982,605	15,932,287

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Common stock, $0.001 par value, 50,000,000 shares authorized, 14,695,347 and 14,695,347 shares issued and outstanding as of June 30, 2017 and December 31, 2016, respectively	14,695	14,695
Additional paid-in capital	10,237,965	10,237,965
Retained earnings	22,397,770	22,741,104
Accumulated other comprehensive loss	(1,046,237)	(1,846,694)

TOTAL SHAREHOLDERS' EQUITY	31,604,193	31,147,070

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$47,586,798	$47,079,357

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

HEBRON TECHNOLOGY CO., LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Unaudited)

	For The Six Months Ended June 30,
	2017	2016
REVENUE
Installation service	$6,352,092	$9,820,436
Fluid equipment sales	1,391,348	922,697
	7,743,440	10,743,133
COST OF REVENUE
Cost of product and services	4,769,712	6,482,331
Business and sales related taxes	103,923	153,099

GROSS PROFIT	2,869,805	4,107,703

OPERATING EXPENSES
General and administrative expenses	1,469,722	466,192
Selling expenses	749,522	719,230
Research and development expenses	485,335	22,440
Total operating expenses	2,704,579	1,207,862

INCOME FROM OPERATIONS	165,226	2,899,841

OTHER INCOME (EXPENSE)
Other income, net	2,256	283
Interest expense	(23,518)	(12,114)
Total other expense, net	(21,262)	(11,831)

INCOME BEFORE INCOME TAXES	143,964	2,888,010

PROVISION FOR INCOME TAXES	487,298	744,118

NET INCOME (LOSS)	$(343,334)	$2,143,892

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation gain (loss)	800,457	(437,776)

COMPREHENSIVE INCOME	$457,123	$1,706,116

Basic and diluted earnings per common share
Basic	$(0.02)	$0.18
Diluted	$(0.02)	$0.18

Weighted average number of shares outstanding
Basic	14,695,347	12,000,000
Diluted	14,695,347	12,000,000